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                           July 6, 2022

       Jack Hightower
       Chief Executive Officer and Chairman
       HighPeak Energy, Inc.
       421 W. 3rd Street, Suite 1000
       Fort Worth, Texas 76102

                                                        Re: HighPeak Energy,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 29, 2022
                                                            File No. 333-265895

       Dear Mr. Hightower:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jackson A. O'Maley